UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: May 2, 2016
Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare
L-1610 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No  ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the Notice of Annual General Meeting of Shareholders and Proxy Statement of Pacific Drilling S.A. (the "Company") in connection with the Company's Annual General Meeting of Shareholders to be held May 24, 2016 (the "AGM").
Attached to this report on Form 6-K as Exhibit 99.2 are the proxy cards relating to the AGM, which are being mailed to shareholders.
Attached to this report on Form 6-K as Exhibit 99.3 is the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of the Company in connection with the Company's Extraordinary General Meeting to be held on May 24, 2016 (the "EGM").
Attached to this report on Form 6-K as Exhibit 99.4 are the proxy cards relating to the EGM, which are being mailed to shareholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated:	May 2, 2016	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary

EXHIBIT INDEX
The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
99.1	Notice of Annual General Meeting
99.2	Proxy Cards for Annual General Meeting
99.3	Notice of Extraordinary General Meeting
99.4	Proxy Cards for Extraordinary General Meeting